Bernal Cutlery Inc.

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Business Checking	0.00
BofA Business Savings	0.00
Chase Business Checking	0.00
Community Trust Checking	18,792.80
Community Trust Money Mkt.	37,849.45
PayPal	2,377.45
Petty Cash	549.37
Total Bank Accounts	**$59,569.07**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Accrued Interest	13,396.92
Deposits in Transit	8,455.45
Due from BOE	4,398.00
Inventory Asset	138,278.30
Loan to Shareholder	133,035.87
Paypal Funds Held	0.00
Rent Deposit	4,500.00
Undeposited Funds	0.00
Total Other Current Assets	**$302,064.54**
Total Current Assets	**$361,633.61**
Fixed Assets	
Accumulated Amortization	-850.00
Accumulated Depreciation	-25,823.69
Computer Equipment	6,484.71
Furniture & Fixtures	14,869.25
Leasehold Improvements	1,968.75
Loan Fees	3,825.00
Machinery & Equipment - SF	7,669.24
Tools	1,543.04
Total Fixed Assets	**$9,686.30**
TOTAL ASSETS	**$371,319.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express CC - Josh	4,112.91
Chase CC	765.39
Total Credit Cards	**$4,878.30**

	TOTAL
Other Current Liabilities	
CA BOE Payable	194,974.10
Sales Tax Payable	-184,480.10
Total CA BOE Payable	**10,494.00**
Loan From Shareholder	72,000.00
Outstanding Checks	0.00
Outstanding Deposits	0.00
Total Other Current Liabilities	**$82,494.00**
Total Current Liabilities	**$87,372.30**
Long-Term Liabilities	
HFLA	0.00
Pernicus Fund Loan #1	0.00
Pernicus Fund Loan #2	0.00
SBA Loan #1	126,127.24
SBA Loan #2	64,115.60
Square Working Capital Loan	38,680.10
Working Solutions Loan	49,218.27
WS/Safebidco	0.00
Total Long-Term Liabilities	**$278,141.21**
Total Liabilities	**$365,513.51**
Equity	
Owner's Capital	
Draws	-273,790.60
Investments	94,361.84
Total Owner's Capital	**-179,428.76**
Retained Earnings	175,306.68
Net Income	9,928.48
Total Equity	**$5,806.40**
TOTAL LIABILITIES AND EQUITY	**$371,319.91**